FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7):

On March 21, 2011, Teva Pharmaceutical Industries Limited (“Teva”) consummated, through one of its special purpose finance subsidiaries, the previously announced offering of an aggregate of $750 million of debt securities comprised of: (i) $250 million in aggregate principal amount of 1.700% Senior Notes due 2014 (the “Fixed Rate Notes”) of Teva Pharmaceutical Finance III B.V., an indirect wholly owned subsidiary of Teva (“Teva Finance”) and (ii) $500 million in aggregate principal amount of Floating Rate Senior Notes due 2014 (the “Floating Rate Notes”) of Teva Finance. All of these securities were guaranteed by Teva.

All of these securities were offered pursuant to Teva’s effective Registration Statement on Form F-3 (File No. 333-155927) under the Securities Act of 1933, as amended. This Form 6-K, including the exhibits hereto, is intended to be incorporated by reference into such Registration Statement.

The Underwriting Agreement, dated March 16, 2011, by and among Teva, Teva Finance and Barclays Capital Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters named on Schedule I thereto, relating to the offer and sale of the Fixed Rate Notes and the Floating Rate Notes is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

The Fixed Rate Notes and the Floating Rate Notes were issued pursuant to a Senior Indenture, dated March 21, 2011 (the “Base Indenture”), as supplemented by a First Supplemental Senior Indenture, dated March 21, 2011 (the “Supplemental Indenture”), by and among Teva Finance, Teva and The Bank of New York Mellon, as trustee. The Base Indenture is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The Supplemental Indenture, together with the forms of the Fixed Rate Notes and the Floating Rate Notes, is attached hereto as Exhibit 4.2 and is incorporated herein by reference.

A legality opinion issued by Tulchinsky Stern Marciano Cohen Levitsky & Co. as to matters of Israeli law is attached hereto as Exhibit 5.1 and is incorporated herein by reference. A legality opinion of Willkie Farr & Gallagher LLP as to matters of New York law is attached hereto as Exhibit 5.2 and is incorporated herein by reference. A legality opinion of VanEps Kunneman VanDoorne as to matters of Curaçao law is attached hereto as Exhibit 5.3 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Eyal Desheh
Name: Eyal Desheh
Title: Chief Financial Officer

Date: March 21, 2011

EXHIBITS

1.1	Underwriting Agreement, dated as of March 16, 2011, by and among Teva Pharmaceutical Finance III B.V., Teva Pharmaceutical Industries Limited and Barclays Capital Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters named on Schedule I thereto.

4.1	Senior Indenture, dated as of March 21, 2011, by and among Teva Pharmaceutical Finance III B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon.

4.2	First Supplemental Senior Indenture, dated as of March 21, 2011, by and among Teva Pharmaceutical Finance III B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (including forms of notes).

5.1	Opinion of Tulchinsky Stern Marciano Cohen Levitsky & Co.

5.2	Opinion of Willkie Farr & Gallagher LLP.

5.3	Opinion of VanEps Kunneman VanDoorne.

23.1	Consent of Tulchinsky Stern Marciano Cohen Levitsky & Co. (included in Exhibit 5.1 hereto).

23.2	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.2 hereto).

23.3	Consent of VanEps Kunneman VanDoorne (included in Exhibit 5.3 hereto).